mr

14047883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 4 2014
191

SEC FILE NUMBER
8-65912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equibase Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 NORTH ASHLAND AVENUE, SUITE 600
(No. and Street)

CHICAGO	ILLINOIS	60622
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MUELLER & CO., LLP
(Name – *if individual, state last, first, middle name*)

1707 N RANDALL RD., SUITE 200	ELGIN	ILLINOIS	60004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, MICHAEL W. HUSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUIBASE CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A SCHULZ
Notary Public - State of Illinois
My Commission Expires Aug 18, 2017

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MUELLER & CO., LLP
1707 N. Randall Rd., Suite 200 ▪ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 ▪ www.muellercpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Equibase Capital Markets, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Certified Public Accountants ▪ Business Advisors
Offices in Elgin, Oakbrook Terrace, and Chicago

Auditors' Responsibility - Continued

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibase Capital Markets, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mueller & Co., LLP

Elgin, Illinois
February 14, 2014

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Current assets:		
Cash	$	66,870
Receivables - other		120
Prepaid expenses		3,502
		70,492
Total assets	$	70,492

LIABILITIES AND MEMBER'S EQUITY

Current liabilities -		
Accounts payable and accrued expenses	$	1,988
Member's equity		68,504
Total liabilities and member's equity	$	70,492

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenue:		
Investment advisory income	$	240,000
Investment advisory expense		(228,000)
Net investment advisory income		12,000
Expenses:		
Professional fees		18,565
Regulatory fees		943
Other expenses		411
Total expenses		19,919
Net loss	$	(7,919)

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

Balance, January 1, 2013	$	76,423
Net loss		(7,919)
Balance, December 31, 2013	$	68,504

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2013

Subordinated borrowings at January 1, 2013	$	-
Increases in subordinated borrowings		-
Decrease in subordinated borrowings		-
Subordinated borrowings at December 31, 2013	$	-

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash provided by (applied to) operating activities:		
Net loss	$	(7,919)
Adjustments to reconcile net loss to net cash applied to operating activities:		
Changes in operating assets and liabilities:		
Other receivables		1,884
Prepaid expenses		(1,954)
Accounts payable and accrued expenses		(1,920)
Net cash applied to operating activities		(9,909)
Decrease in cash		(9,909)
Cash, beginning of year		76,779
Cash, end of year	$	66,870

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Equibase Capital Markets, LLC (Company), an Illinois limited liability company, was organized on March 17, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in private placement and consulting services. The Company is wholly owned by Equibase Capital Group, LLC.

Limited Liability

As a limited liability company, the member has limited liability.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Advisory Fees

Investment advisory income includes advisory fees for strategic advisory services and other consulting services. Revenue is recognized at the time services are performed.

Investment advisory expense relates mainly to commission for transactional and advisory fees, which are expensed as the services are incurred.

Receivables - Other

Receivables - other are reimbursable expenses paid by the Company on behalf of the registered agents.

Concentration of Credit Risk

The Company maintains its cash in bank deposits which did not exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Member of the Company has elected treatment as a Limited Liability Company under the Internal Revenue Code. Under this election, the Company is not required to pay federal income tax as the income is taxed directly to the Member.

The Company has adopted accounting principles related to uncertain tax positions. See Note 4 for additional disclosure related to income taxes.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Subsequent Events

Subsequent events have been evaluated through February 14, 2014, the date that the financial statements were available for issue.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 percent of "aggregate indebtedness," as defined. At December 31, 2013, the Company had net capital of $64,882, which was $59,882 in excess of its required net capital requirement of $5,000.

NOTE 3 - RELATED PARTY INFORMATION

The Company is wholly owned by Equibase Capital Group, LLC (Group). Per the Expense Sharing Agreement, a reasonable amount of office space shall be provided by Group for the use of the Company. The provision of such office space shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Further, all normal overhead services shall be provided to the Company by Group, at no cost to the Company. Such services shall include, but not be limited to, payroll, insurance, advertising, employee benefits, travel and entertainment, telephone and copying services. Provision of such services shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Group shall not apportion or charge back to the Company any such expenses, nor will Group seek reimbursement from the Company of any such expenses.

NOTE 4 - INCOME TAXES

The Company has adopted accounting principles related to uncertain tax positions and has evaluated its tax positions taken for all open tax years. Currently, the 2010, 2011 and 2012 tax years are open and subject to examination by the Internal Revenue Service.

However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2013.

MUELLER & CO., LLP
1707 N. Randall Rd., Suite 200 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 ■ www.muellercpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Equibase Capital Markets, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated February 14, 2014. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 11, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mueller & Co., LLP

Elgin, Illinois
February 14, 2014

Certified Public Accountants ■ Business Advisors
Offices in Elgin, Oakbrook Terrace, and Chicago

EQUIBASE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Total member's equity qualified for net capital	$	68,504
Deductions -		
Nonallowable assets:		
Other receivables		(120)
Prepaid expenes		(3,502)
Net capital		64,882
Minimum net capital requirement		(5,000)
Excess net capital	$	59,882
Total aggregate indebtedness	$	1,988
Ratio: Aggregate indebtedness to net capital	$	3.06%
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	64,882

MUELLER & CO., LLP
1707 N. Randall Rd., Suite 200 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 ■ www.muellercpa.com

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Equibase Capital Markets, LLC, (Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Certified Public Accountants ■ Business Advisors
Offices in Elgin, Oakbrook Terrace, and Chicago

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller & Co., LLP

Elgin, Illinois
February 14, 2014

MUELLER & CO., LLP
1707 N. Randall Rd., Suite 200 ▪ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 ▪ www.muellercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Equibase Capital Markets, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Equibase Capital Markets, LLC (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC (the "specified parties") solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

Certified Public Accountants ▪ Business Advisors
Offices in Elgin, Oakbrook Terrace, and Chicago

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mueller & Co., LLP

Elgin, Illinois
February 14, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065912 FINRA DEC
EQUIBASE CAPITAL MARKETS LLC 16*16
1200 N ASHLAND AVE STE 600
CHICAGO IL 60622-6311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Ellis 630-788-5218

2. A. General Assessment (item 2e from page 2) $ 600.00
   B. Less payment made with SIPC-6 filed (**exclude interest**) (275.00)
   7-10-13
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 325.00
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 325.00
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 325.00
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUIBASE CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

By: [signature]
(Authorized Signature)

AUTHORIZED SIGNATORY
(Title)

Dated the 23 day of JANUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 240,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 240,000.00
2e. General Assessment @ .0025	$ 600.00 (to page 1, line 2.A.)